

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Laure-Hélène Mercier
Chief Financial Officer
Innate Pharma S.A.
117 Avenue de Luminy--BP 30191
13009 Marseille, France

     Re: Innate Pharma SA
        Registration Statement on Form F-3
        Filed January 13, 2021
        File No. 333-252074

Dear Ms. Mercier:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Abby Adams at (202) 551-6902 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Jeffrey Cohen, Esq.